Exhibit 99.3
Notice to ASX/LSE

Rio Tinto invests $1.5 billion to continue production at Kennecott copper to 2032

3 December 2019

Rio Tinto has approved a $1.5 billion investment (100 per cent basis) to continue production at its Kennecott copper operation in the United States. The investment over the next six years will extend operations at Kennecott to 2032.

The investment will further extend strip waste rock mining and support additional infrastructure development in the second phase of the South Wall Pushback project, to allow mining to continue into a new area of the ore body and deliver close to one million tonnes* of refined copper between 2026 and 2032. It is a world class project that will generate attractive returns, and allow further exploration of the deposit and options for mine life extension.

This additional investment will commence in 2020 and is included in our group capital expenditure guidance of $7.0 billion in 2020 and $6.5 billion in both 2021 and 2022 as development capital.  With this project, Rio Tinto has invested more than $5.0 billion in modernisation, environmental stewardship and mine-life extension initiatives since it acquired Kennecott in 1989.

Rio Tinto chief executive J-S Jacques said "This is an attractive, high value and low risk investment that will ensure Kennecott produces copper and other critical materials to at least 2032. The outlook for copper is attractive, with strong growth in demand driven by its use in electric vehicles and renewable power technologies, and declining grades and closures at existing mines impacting supply.

"Kennecott is uniquely positioned to meet strong demand in the United States and delivers almost 20 per cent of the country's copper production. North American manufacturers have relied on high quality products from Kennecott for the past century and this investment means it will continue to be a source of essential materials into the next decade."

Earlier this year, Rio Tinto announced that it would cut the carbon footprint associated with operations at Kennecott by permanently closing its coal fired power plant and sourcing renewable energy certificates.

J-S added "Kennecott will be supplying customers across North America with products that are not only produced in the region but responsibly mined with a significantly reduced carbon footprint."

* This production target (stated as payable metal) includes 0.9 million tonnes of refined copper from the second phase of South Wall Pushback and 0.1 million tonnes from first phase of the South Wall Pushback. It is underpinned 60 per cent by Proved Ore Reserves and 40 per cent by Probable Ore Reserves for the years 2026-2032, which have been scheduled from current mine designs by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition.

Reserves referenced were released to the market in the 2018 Rio Tinto Annual Report on 2 March 2019. The Competent Person responsible for reporting of those Ore Reserves was Ed Woods (AusIMM). Rio Tinto is not aware of any new information or data that materially affects the above ore reserve or mineral resource estimates as reported in the 2018 Annual Report, and confirms that all material assumptions and technical parameters underpinning these estimates continue to apply and have not materially changed. The form and context in which each Competent Person's findings are presented have not been materially modified.
Notes to Editors

The first phase of the South Wall Pushback, which is expected to be complete in 2021, extended production from 2019 to 2026. $0.3 billion remains to be spent of a $0.9 billion investment.

In addition to copper, Kennecott is one of the largest producers of gold, silver, platinum group metals and molybdenum in North America, and a potential source of critical minerals such as rhenium and tellurium.

The complex operates on Rio Tinto's privately owned land and hosts one of the most advanced copper and precious metals smelters in the world. It processes concentrate from Kennecott and third parties, and is one of only three smelters in the United States.

Rio Tinto is a member of the US Department of Energy's Critical Materials Institute (CMI) and is jointly investigating with CMI experts ways to extract additional critical minerals from the existing refining and smelting process.

Contacts

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Illtud Harri
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This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Group Company Secretary Steve Allen Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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